UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052904

December 20, 2004

Charles F. Hildebrand
Associate General Counsel & Assistant Secretary
United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/20/2004

Re: United Technologies Corporation

Dear Mr. Hildebrand:

This is in regard to your letter dated December 19, 2004 concerning the shareholder proposal submitted by Gilbert Wierschke for inclusion in UTC's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that UTC therefore withdraws its November 30, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Advisor

cc: Gilbert Wierschke
303 Autumn Chase
Ellington, CT 06029

10/829

Geishecker, Timothy

From: Branscomb, Denise
Sent: Thursday, December 09, 2004 3:49 PM
To: Geishecker, Timothy
Subject: FW: No Action Request Under Rule 14a-8 of United Technologies Corpora tion

-----Original Message-----
From: Hildebrand, Charles F UTCHQ [mailto:CHUCK.HILDEBRAND@UTC.COM]
Sent: Tuesday, November 30, 2004 4:56 PM
To: 'cfletters@sec.gov'
Subject: No Action Request Under Rule 14a-8 of United Technologies Corpora tion

United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103

November 30, 2004

BY SUBMISSION TO ELECTRONIC MAILBOX
OF DIVISION OF CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W. - Judiciary Plaza Washington, DC 20549

Ladies and Gentlemen:

United Technologies Corporation ("UTC") is submitting this no action request pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended. UTC requests the concurrence of the Staff that it may exclude from its proxy materials a shareowner proposal submitted by Mr. Gilbert Wierschke. Complete copies of Mr. Wierschke's proposal (the "Proposal") and supporting statement are included with this submission as Exhibit A.

This letter sets forth the reasons for UTC's belief that it may exclude the Proposal from UTC's 2005 proxy statement and form of proxy (the "Proxy Materials") pursuant to Rule 14a-8(i)(11) ("substantially duplicative"), Rule 14a-8(i)(1) ("not a proper subject for shareholder action"), and Rule 14a-8(i)(3) ("materially false and misleading").

By copy of this letter, UTC is notifying Mr. Wierschke of its intention to omit the Proposal from UTC's Proxy Materials.

To meet printing and distribution requirements, UTC plans to begin printing its Proxy Materials on or about February 17, 2005. UTC intends to file its definitive Proxy Materials with the Securities and Exchange Commission ("the Commission") on or about February 25, 2005. UTC plans to hold its annual meeting of shareowners on or about April 13, 2005.

Discussion

UTC believes that the Proposal may be excluded from the Proxy Materials for the following reasons.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal.

UTC received Mr. Wierschke's Proposal on October 19, 2004. The Proposal states as follows:

"RESOLVED: That compensation packages shall be submitted for approval of the stockholders for any employee of the corporation with a compensation package (including salary and bonuses) exceeding 40 times the total compensation (including salary and bonuses) of the lowest paid employee of the corporation."

On October 12, 2004, prior to receiving Mr. Wierschke's Proposal, UTC received the following proposal (the "Prior Proposal") from another shareholder:

"RESOLVED: The shareholders urge the Board of Directors:
To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions rather than general market conditions; and

In that proposal, to assure the shareholders that the Board will seriously consider reducing the CEO's compensation in the event of any unusual reduction in the company's workforce resulting from outsourcing or other factors."

The complete text of the Prior Proposal and the accompanying supporting statement is included as Exhibit B to this submission. UTC will include the Prior Proposal in its Proxy Materials for 2005.

Rule 14a-8(i)(11) permits the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting". The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other". See Exchange Act Release No. 34-12999 (November 22,1976).

The Staff, in granting requests for no action relief under this rule, has consistently taken the position that proposals need not be identical in terms and scope to be considered substantially duplicative. The Staff has instead looked to whether the proposals present the same "principal thrust" or "principal focus". For example, in a no action letter granted to Pacific Gas & Electric Company (February 1, 1993), the Staff compared the "principal thrust" and "principal focus" of several similar proposals and permitted the exclusion of a proposal urging a different compensation limit (25 times the average employee wages, while two other proposals had either a specific dollar limit or no salary limit), different terms and a different scope than two earlier proposals.

In permitting the exclusion of proposals under Rule 14a-8(i)(11), the Staff has also taken the position that the inclusion of two proposals in a proxy statement that address the same fundamental issue but in different terms would present the board of directors with an unclear mandate or potentially conflicting mandates if both proposals were adopted by the shareholders. In granting no-action relief to Monsanto Company (February 7, 2000), the Staff noted that "shareholder approval of both proposals would require the board to choose between an annual and triennial timetable for election of candidates for seats on a declassified board".

In light of the Staff's past interpretations of Rule 14a-8(i)(11), the Proposal is clearly substantially duplicative of the Prior Proposal. The "principal thrust" or "principal focus" of each proposal is that shareholder approval should be obtained before the compensation of certain executives exceeds a specified level. The threshold for shareholder approval is in both cases a multiple of the average compensation paid to one or more non-executive employees. The shared basis of these proposals is the proponents' perception that executive compensation is excessive if there is too great a gap between the pay of executives and lower paid employees.

In addition to their focus on the same core issue, the two proposals present the risk noted by the Staff in the Monsanto no action letter. If both proposals were adopted by shareholders, the board of directors would be unable to implement both because they would require different tests for when compensation must be submitted for shareholder approval: CEO compensation of 100 times the average compensation of non-managerial workers vs. 40 times the compensation of the lowest paid employee.

The Staff has agreed in a number of instances that shareholder proposals involving the same principal thrust may be excluded under Rule 14a-8(i)(11) when, as here, they involve differences in numerical thresholds. See e.g.
American Electric Power Company (December 22, 1993) (proposal recommending executive compensation ceiling of two times salary of the President of the U. S. substantially duplicates proposal recommending ceiling of 150% of the President's salary); PG&E Corp. (January 30, 2004) (proposal urging shareholder approval of executive severance exceeding 2.99 times salary plus bonus substantially duplicates proposal requesting shareholder approval of golden parachutes exceeding 200% of salary plus bonus); American Power Conversion Corp. (March 29, 2002) (proposal requesting that board set a goal that at least two-thirds of directors be independent substantially duplicates proposal that a substantial majority of directors be independent, despite differing definitions of independence); and Metromedia International Group, Inc. (March 27, 2001) (proposal seeking bylaw amendment granting holders of at least 1.5 million shares the right to call special meeting of shareholders substantially duplicates a previously received precatory proposal urging that each shareholder have the right to call a special meeting).

The Staff has also agreed that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11). See Constellation Energy Group, Inc. (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and Siebel Systems, Inc. (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received). See also Abbott Laboratories (February 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and General Electric Company (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates prior proposal requesting report comparing compensation of top executives and lowest paid workers).

For these reasons and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), the Proposal may be excluded as substantially duplicative of the Prior Proposal that UTC will include in its 2005 Proxy Materials.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(1) as Not a Proper Subject for Shareholder Action.

Rule 14a-8(i)(1) provides that shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" may be excluded. The Note to Rule 14a-8(i)(1) also states that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders".

UTC is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law ("DGCL") states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided for in this chapter or in its certificate of incorporation". There is no other provision of the DGCL that confers on the shareholders power to manage the business and affairs of Delaware corporations. UTC's articles of incorporation also confer no such power on the shareholders. To the contrary, UTC's articles of incorporation state in Article Eighth, section (b) that "the business of the Corporation shall be managed by its Board of Directors".

The Proposal is not a recommendation or a request; instead it directs that compensation exceeding a specified level shall be submitted for shareholder approval. The Proposal therefore conflicts with the exclusive power granted to the board of directors, under Delaware law and UTC's articles of incorporation, to manage the business and affairs of a corporation, including the determination of compensation practices. See e.g. Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983). Accordingly, it is my opinion that the Proposal is not a proper subject for shareholder action under Delaware law.

The Staff has consistently permitted the exclusion of proposals that mandate specific board action and therefore conflict with the discretionary authority of the board under state law. See e.g. General Electric Company (January 27, 2004) (company may exclude under Rule 14a-8(i)(1) a proposal requiring that board cease all executive option and bonus programs and provide executive salary increases only when profit increases); Phillips Petroleum Company (March 13, 2002) (company may exclude proposal requiring a specific percentage increase in annual executive salaries tied to increase in company rank based on market value); Columbia Gas System, Inc. (January 16, 1996) (company may exclude proposal requiring no salary increases or option grants if dividend is cut). See also Loews Corporation (February 4, 2004) (company may exclude proposal requiring that the company stop using certain terms in cigarette advertising); and Honeywell International Inc. (February 18, 2003) (company may exclude proposal requiring that office of chairman be held by an independent outside director).

For the foregoing reasons and based on the Staff's prior interpretations of Rule 14a-8(i)(1), the Proposal may be excluded under Rule 14a-8(i)(1) as not a proper subject for shareholder action under the laws of UTC's state of incorporation.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) as Materially False and Misleading.

The Proposal violates the proxy rules, including Rule 14a-9, because it directly impugns character and integrity without factual foundation and contains materially false and misleading statements.

Rule 14a-8(i)(3) permits exclusion of proposals that violate the prohibition under Rule 14a-9 against materially false and misleading statements. The Staff has agreed in Staff Legal Bulletin 14B that exclusion may be permitted under Rule 14a-8(i)(3) where statements impugn character or integrity without factual foundation and where the company demonstrates objectively that factual statements are false and misleading.

The Proposal impugns character and integrity because the supporting statement asserts that executive compensation determinations are "controlled by a small elite group, which operates more like an oligarchy than a system driven by market forces" and that these determinations have "taken [their] natural course to excess". These statements falsely assert that members of the UTC Board of Directors, its Committee on Compensation and Executive Development (the "Committee") and members of management have engaged in improper conduct and neglected to consider market information when making compensation determinations. In fact, the Committee's Report included in UTC's 2004 Proxy Statement filed with the Commission confirms that compensation determinations for the CEO are based on market data and an assessment of individual and company performance. The Report states as follows:

"Compensation data from a group of 36 peer companies (the "Compensation Peer Group") establish the market norms for the program. The Committee targets base salary and incentive compensation at approximately the median of this peer group. Long term incentive awards are targeted at the median for the program overall and within the quartile above the median for senior executives. Actual values vary with individual and corporate performance. . . . Annual bonuses are determined by financial objectives and assessments of individual performance. . . . Compensation actions affecting the CEO are based on measured performance and the Committee's overall assessment of corporate and individual performance. Relationships to Compensation Peer Group Data are also included. . . . The combination of base salary and bonus placed Mr. David within the quartile above the median of the Compensation Peer Group."

UTC's Proxy Statement also states that the Committee is comprised exclusively of independent outside directors.

The Proposal also may be excluded as materially false and misleading because the supporting statement suggests that there is a "disparity in income between the highest and lowest paid employees" that "is doing irreparable harm to the morale of employees to say nothing of the wider social harm".
This statement is false and misleading because there is no factual foundation for the statement. UTC and its subsidiaries have over 200,000 employees in approximately 62 countries worldwide. There is simply no factual basis to support an allegation that there has been any decline in the morale of this diverse group of employees.

The Staff has agreed on numerous occasions that proposals that impugn character or integrity without factual foundation or otherwise include materially false and misleading statements may be excluded. See General Electric Company (January 27, 2004) (supporting statement asserting shares are gifted at unrealistic low prices to senior managers); Xcel Energy (April 1, 2003) (supporting statement asserting director has failed to meet shareholder expectations); and The Swiss Helvetia Fund (April 3, 2003) (proposal included unsupported statements implying directors violated fiduciary duties).

For the foregoing reasons and consistent with the Staff's prior interpretations of Rule 14a-8(i)(3), the Proposal may be excluded as materially false and misleading.

Conclusion

For the foregoing reasons, UTC believes the Proposal may be excluded pursuant to Rule 14a-8(i)(11) as substantially duplicative of the Prior Proposal, pursuant to Rule 14a-8(i)(1) as not a proper subject for shareholder action, and pursuant to Rule 14a-8(i)(3) as materially false and misleading. UTC respectfully requests the concurrence of the Staff that UTC may omit the Proposal from its 2005 Proxy Materials.

If the Staff has questions regarding this request or requires additional information, please contact the undersigned at tel. (860) 728-7836 or fax (860) 660-0245.

Sincerely,

/s/ Charles F. Hildebrand

Charles F. Hildebrand
Associate General Counsel & Assistant Secretary

cc: Mr. Gilbert Wierschke
303 Autumn Chase
Ellington, CT 06029

Exhibit A

Mr. Gilbert Wierschke, 303 Autumn Chase, Ellington, CT 06029, a holder of 620 common shares and 345 ESOP shares, intends to introduce the following proposal at the Annual Meeting.

RESOLVED: That compensation packages shall be submitted for approval of the stockholders for any employee of the corporation with a compensation package (including salary and bonuses) exceeding 40 times the total compensation (including salary and bonuses) of the lowest paid employee of the corporation.

REASONS: The current system of executive compensation is controlled by a small elite group, which operates more like an oligarchy than a system driven by market forces. It is clear that this has taken its natural course to excess and as such requires new guidelines not currently used by the compensation committee.

The disparity in income between the highest and lowest paid employees is doing irreparably harm to the morale of employees to say nothing of the wider social harm.

Exhibit B

COMPETITIVE PAY-UNITED TECHNOLOGIES

RESOLVED: The shareholders urge the Board of Directors:

* To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

* In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions rather than general market conditions; and

* In that proposal, to assure the shareholders that the Board will seriously consider reducing the CEO's compensation in the event of any unusual reduction in the company's workforce resulting from outsourcing or other factors.

This proposal does not apply to the extent that complying would necessarily breach a compensation agreement in effect at the time of the present shareholder meeting.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means U.S.-based employees working in the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Supporting Statement:

Our resolution is based on these premises:

1. Unless internally anchored, market-based compensation methods tend to produce excessive CEO compensation;

2. Very high CEO pay should require shareholder approval since it tends to produce sub par share performance long-term; and

3. Very highly paid CEOs should realize that they might share some pain when choosing job reductions as a means to achieve corporate goals.

Our resolution would introduce an internal foundation for CEO compensation-the company's CEO/average-worker pay ratio. Commentators note that on the average for U.S. companies this ratio has gone from about 42 in 1980 to several hundred today and that it tends to be much lower in foreign companies that compete successfully with U.S. companies. Consistent with these facts, the Blue Ribbon Commission of the National Association of Corporate Directors has urged compensation committees to use such a ratio as a factor in setting CEO compensation. Our resolution follows this advice.

Our resolution would not arbitrarily limit CEO compensation. Rather, it would offer the board the opportunity to persuade the shareholders that very high CEO compensation would make the company more competitive and would be in their interest.

At United Technologies, CEO Compensation averaged 11.3 million dollars in 2001, 2002, and 2003. This is 443 times the $25,501 that the average U.S. worker makes according to the AFL-CIO's Executive Paywatch (http://www.aflcio.org/corporateamerica/paywatch/). The CEO realized $66,226,550 on options exercised during 2003. In their 2004 analyses of executive pay versus shareholder return, Business Week gave the CEO its second worst rating http://www.businessweek.comlpdfs/2004/0416_execpay.pdf), and Forbes gave the CEO a grade of C (http://www.forbes.com/lists/2004/04/2 1 /O4ceoland.html).

CFLETTERS

From: Hildebrand, Charles F UTCHQ [CHUCK.HILDEBRAND@UTC.COM]
Sent: Sunday, December 19, 2004 9:46 AM
To: 'cfletters@sec.gov'
Subject: 11/30/04 No Action Request of United Technologies Corporation Und er Rule 14a-8

United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103

December 19, 2004

BY SUBMISSION TO ELECTRONIC MAILBOX
OF DIVISION OF CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W. - Judiciary Plaza Washington, DC 20549

Ladies and Gentlemen:

On November 30, 2004, United Technologies Corporation ("UTC") submitted by electronic transmission a no action request under Rule 14a-8(j) concerning a shareowner proposal submitted by Mr. Gilbert Wierschke.

On December 16, 2004, UTC received a letter from Mr. Wierschke dated December 8, 2004 stating that he will not be able to attend the annual stockholders meeting and therefore withdraws his proposal. The complete text of Mr. Wierschke's letter is included with this submission as Exhibit A.

Based on Mr. Wierschke's withdrawal of his proposal, UTC withdraws its no action request dated November 30, 2004 previously submitted under Rule 14a-8(j).

By copy of this transmission, UTC is notifying Mr. Wierschke that UTC has received his letter dated December 8, 2004 and accordingly withdraws its no action request.

If the Staff has questions regarding this matter or requires additional information, please contact the undersigned at tel. (860) 728-7836 or fax (860) 660-0245.

Sincerely,

/s/ Charles F. Hildebrand

Charles F. Hildebrand
Associate General Counsel & Assistant Secretary

cc: Mr. Gilbert Wierschke
303 Autumn Chase
Ellington, CT 06029
Mr. Gilbert Wierschke
2943T West Birenwalk Circle
Littleton, Colorado 80123

Attachment A

December 8, 2004

United Technologies Corporation
United Technologies Building
Hartford, CT 06101

Office of the Corporate Secretary

Dear Mr. Charles Hildebrand

I am sorry but I will not be able to attend the annual stockholders meeting for personal reasons. I therefore withdraw the proposal.

Thank you for your attention.

Sincerely

/s/ Gilbert W. Wierschke

Mr. Gilbert Wierschke